UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Intraop Medical Corporation

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)
46118N101

(CUSIP Number)
ELLERPHUND CAPITAL
2616 HIBERNIA STREET
DALLAS, TEXAS 75204
ATTN: RYAN ELLER
TELEPHONE: (214) 740-1731

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 31, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(s). OF ABOVE PERSON(s) (ENTITIES ONLY) Ellerphund Ventures II, L.P. IRS ID No.: 20-8563476

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,901,619 shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

23,901,619 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,901,619 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1)  This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC, Ellerphund IOPM, LP, Ellerphund Ventures II, L.P. (“Ellerphund Ventures”), Ellerphund Capital II, LLC (“Ellerphund Capital”), Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 23,901,619 shares of common stock, par value $0.001 per share, of the Issuer. Ellerphund Capital is the sole general partner of Ellerphund Ventures. Ellerphund Ventures and Ellerphund Capital may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures. Ellerphund Ventures expressly disclaims beneficial ownership of any securities of the Issuer held by any other Eller Person.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(s). OF ABOVE PERSON(s) (ENTITIES ONLY) Ellerphund Capital II, LLC IRS ID No.: 26-0325198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,901,619 shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

23,901,619 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,901,619 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1)  This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC, Ellerphund IOPM, LP, Ellerphund Ventures II, L.P. (“Ellerphund Ventures”), Ellerphund Capital II, LLC (“Ellerphund Capital”), Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 23,901,619 shares of common stock, par value $0.001 per share, of the Issuer. Ellerphund Capital is the sole general partner of Ellerphund Ventures and does not directly own any securities of the Issuer. Ellerphund Ventures and Ellerphund Capital may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures. Ellerphund Capital expressly disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund Capital or Ellerphund Ventures.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(s). OF ABOVE PERSON(s) (ENTITIES ONLY) Ellerphund IOPM, LP IRS ID No.: 26-1817670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,642,856 shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,642,856 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,642,856 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1)  This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P.,Ellerphund Capital II, LLC, Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund IOPM directly owns of record 14,642,856 shares of common stock, par value $0.001 per share, of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM. Ellerphund IOPM expressly disclaims beneficial ownership of any securities of the Issuer held by any other Eller Person.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(s). OF ABOVE PERSON(s) (ENTITIES ONLY) Ellerphund Capital III, LLC IRS ID No.: 26-1298725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,642,856 shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,642,856 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,642,856 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1)  This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P., Ellerphund Capital II, LLC, Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund IOPM directly owns of record 14,642,856 shares of common stock, par value $0.001 per share, of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM and does not directly own any securities of the Issuer. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM. Ellerphund Capital expressly disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund Capital or Ellerphund IOPM.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(s). OF ABOVE PERSON(s) (ENTITIES ONLY) Ryan Eller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,544,475 shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

38,544,475 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,544,475 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1)  This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”), Ellerphund Capital II, LLC (“Ellerphund Capital”), Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ryan Eller does not directly own any securities of the Issuer. He is a Manager of Ellerphund Capital and Ellerphund III which are the sole general partners of Ellerphund Ventures and Ellerphund IOPM, respectively. He may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures and Ellerphund IOPM, but he expressly disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than himself except to the extent of his pecuniary interest therein.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(s). OF ABOVE PERSON(s) (ENTITIES ONLY) Marc Eller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,544,475 shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

38,544,475 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,544,475 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1)  This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”), Ellerphund Capital II, LLC (“Ellerphund Capital”), Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Marc Eller does not directly own any securities of the Issuer. He is a Manager of Ellerphund Capital and Ellerphund III which are the sole general partners of Ellerphund Ventures and Ellerphund IOPM, respectively. He may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures and Ellerphund IOPM, but he expressly disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than himself except to the extent of his pecuniary interest therein.

Explanatory Statement
This Amendment and Restatement of a Schedule 13D is being filed to add additional joint filers and reflect the acquisition of 2,139,657 shares of the Issuer’s Common Stock on October 24, 2007.
Item 1. Security and Issuer
(a) This Amendment and Restatement of a Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Intraop Medical Corporation, a Nevada corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 570 Del Ray Avenue, Sunnyvale, California.
Item 2. Identity and Background
(a) The persons filing this statement are Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”), Ellerphund Capital II, LLC (“Ellerphund Capital”), Marc Eller and Ryan Eller (each an “Eller Person” and together the “Eller Persons”). The Eller Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Eller Person that such a “group” exists.
(b) The address of the principal place of business of each of the Eller Persons is, 2616 Hibernia Street, Dallas, TX 75204.
(c) The principal business of each of the Eller Persons is the venture capital investment business.
(d) During the last five years, none of the Eller Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Eller Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Ellerphund Ventures is a Delaware limited partnership. Ellerphund IOPM is a Texas limited partnership. Ellerphund Capital and Ellerphund III are a Delaware limited liability companies. Marc Eller and Ryan Eller are individuals residing in the state of Texas. Ellerphund Capital is the sole general partner of Ellerphund Ventures. Ellerphund III is the sole general partner of Ellerphund IOPM, and Marc Eller and Ryan Eller are the sole Managers of each of Ellerphund Capital and Ellerphund III.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Common Stock and Warrant Purchase Agreement, dated as of August 17, 2007 (the “Purchase Agreement”), by and between the Issuer, Ellerphund Ventures and various other investors, Ellerphund Ventures purchased an aggregate of 5,476,361 shares of the Common Stock of the Issuer on August 17, 2007, together with associated warrants to purchase an aggregate of 17,352,218 shares of the Common Stock of the Issuer, with an exercise price of $0.00 per share, for an aggregate purchase price of $528,827.42. On October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement, Ellerphund Ventures exercised its warrants for an aggregate of 17,352,218 shares of the Issuer’s Common Stock for no additional consideration and purchased an aggregate of 2,139,657 additional shares of the Issuer’s Common Stock for the purchase price of $171,172.58.
The sale of such shares and warrants to Ellerphund Ventures described above was part of a private placement by the Issuer. The initial closing of the transaction occurred on August 17, 2007 and the second closing occurred on October 24, 2007. Prior to entering into the Purchase Agreement, none of the Eller Persons beneficially owned any securities or right to acquire securities of the Issuer.

The funds used by Ellerphund Ventures to acquire the securities described above were obtained from capital contributions by is partners.
Pursuant to the terms of that certain Common Stock Purchase Agreement, dated as of January 31, 2008 (the “Second Purchase Agreement”), by and between the Issuer, Ellerphund IOPM and various other investors, Ellerphund IOPM purchased an aggregate of 14,285,714 shares of the Common Stock of the Issuer on January 31, 2008 for an aggregate purchase price of $1,000,000. On February 13, 2008, pursuant to the terms and conditions of the Second Purchase Agreement, Ellerphund IOPM purchased an aggregate of 357,142 additional shares of the Issuer’s Common Stock for the purchase price of $25,000.
The sale of such shares to Ellerphund IOPM described above was part of a private placement by the Issuer. The initial closing of the transaction occurred on January 31, 2008 and the second closing occurred on February 13, 2008.
The funds used by Ellerphund IOPM to acquire the securities described above were obtained from capital contributions by is partners.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the forms of the Purchase Agreement, the Warrant and the Second Purchase Agreement attached as exhibits to the Issuer’s Current Reports on Form 8-K, filed with the Securities and Exchange Commission on August 23, 2007 and February 5, 2008, which documents are incorporated by reference in their entirety in this Item 3.
Item 4. Purpose of Transaction
The shares of Common Stock purchased by Ellerphund Ventures and Ellerphund IOPM were acquired for investment purposes.
As conditions to entering into the Purchase Agreement, the Issuer was required to, among other things: (i) exchange certain of its convertible debentures, short-term debentures and short-term promissory notes into securities of the Issuer; (ii) cancel certain warrants related to such debentures and promissory notes, (iii) reprice certain warrants related to such debentures and promissory notes; (iv) terminate the registration rights agreements related to such debentures and warrants; (v) exchange certain outstanding accounts payable and accrued liabilities into securities of the Issuer; and (vi) reduce the exercise price of warrants held by holders of senior debentures.
Under the terms of the Purchase Agreement, the Ellerphund Ventures and other investors agreed to purchase an aggregate of 42,081,556 shares of the Common Stock of the Issuer directly from the Issuer, 10,178,571 shares of Common Stock of the Issuer directly from existing stockholders of the Issuer, and Warrants to purchase an aggregate of 165,589,736 shares of Common Stock of the Issuer, at an exercise price of $0.00 per share for the aggregate purchase price of $5,046,524.48; which transaction closed on August 17, 2007. The Warrants were exercisable upon the satisfaction by the Issuer of certain conditions set forth in the Purchase Agreement, which included obtaining the approval of its stockholders to amend the Issuer’s Amended and Restated Articles of Incorporation to increase the authorized number of shares of Common Stock of the Issuer to 500,000,000. The Issuer obtained the requisite stockholder approval of the Restated Articles on October 15, 2007, at the Issuer’s Annual Meeting of the Stockholders. On October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement, Ellerphund Ventures and the other investors purchased an aggregate of 20,418,444 additional shares of the Issuer’s Common Stock for the aggregate purchase price of $1,633,475.52, and exercised the Warrants for an aggregate 165,589,736 shares of the Issuer’s Common Stock for no additional consideration.
Under the terms of the Second Purchase Agreement, Ellerphund IOPM, together with other investors, agreed to purchase an aggregate of 33,832,463 shares of the Common Stock of the Issuer directly from the Issuer for an aggregate purchase price of $2,368,272.70; which transaction closed on January 31, 2008. On February 13, 2008, pursuant to the terms and conditions of the Second Purchase Agreement, Ellerphund IOPM, together with such other investors, purchased an aggregate of 9,167,537 shares of the Common Stock of the Issuer directly from the Issuer for an aggregate purchase price of $641,727.59.
Ellerphund Capital serves as the sole general partner of Ellerphund Ventures. Ellerphund Capital and Ellerphund Ventures may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures. Ellerphund Ventures disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund Ventures, and Ellerphund Capital disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund Ventures or Ellerphund Capital.
Ellerphund III serves as the sole general partner of Ellerphund IOPM. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM. Ellerphund IOPM disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund IOPM, and Ellerphund III disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund IOPM or Ellerphund III.
Marc Eller is a Manager of each of Ellerphund Capital and Ellerphund III, the sole general partners of Ellerphund Ventures and Ellerphund IOPM respectively. Marc Eller may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM and Ellerphund Ventures. He disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than himself, except to the extent of his pecuniary interest therein.
Ryan Eller is a Manager of each of Ellerphund Capital and Ellerphund III, the sole general partners of Ellerphund Ventures and Ellerphund IOPM respectively. Ryan Eller may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM and Ellerphund Ventures. He disclaims beneficial ownership of any securities of the issuer held by any Eller Person other than himself, except to the extent of his pecuniary interest therein.
Subject to applicable legal requirements, one or all of the Eller Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Eller Persons’ ownership of the Issuer’s securities, other opportunities available to the Eller Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Eller Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Eller Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Eller Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer
The following information, with respect to the ownership of the Common Stock of the Issuer by the Eller Persons, assumes that 367,402,984 shares of Common Stock of the Issuer are outstanding based upon information contained in the Issuer’s definitive proxy filed with the SEC on March 17, 2008:

		Warrants	Sole			Sole	Shared
	Shares Held	Held	Voting	Shared Voting		Dispositive	Dispositive		Beneficial		Percentage
Ellerphund Entity(1)	Directly	Directly	Power	Power		Power	Power		Ownership		of Class (2)
Ellerphund Ventures	23,901,619	0	0	23,901,619	(3)	0	23,901,619	(3)	23,901,619	(3)	6.5%
Ellerphund Capital	0	0	0	23,901,619	(3)	0	23,901,619	(3)	23,901,619	(3)	6.5%
Ellerphund IOPM	14,642,856	0	0	14,642,856	(4)	0	14,642,856	(4)	14,642,856	(4)	4.0%
Ellerphund III	0	0	0	14,642,856	(4)	0	14,642,856	(4)	14,642,856	(4)	4.0%
Marc Eller	0	0	0	38,544,475	(5)	0	38,544,475	(5)	38,544,475	(5)	10.5%
Ryan Eller	0	0	0	38,544,475	(6)	0	38,544,475	(6)	38,544,475	(6)	10.5%

(1)	Each of Ellerphund Capital, Ellerphund III, Marc Eller and Ryan Eller own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. Marc Eller and Ryan Eller are the sole Managers of each of Ellerphund Capital and Ellerphund III.

(2)	The percentages are based upon 367,402,984 shares of the Issuer’s Common Stock outstanding as indicated in the Issuer’s definitive proxy statement filed with the SEC on March 17, 2008.

(3)	Includes shares acquired by Ellerphund Ventures pursuant to the Purchase Agreement (as defined in Item 3 above). Ellerphund Capital serves as the sole general partner of Ellerphund Ventures, but does not directly own any securities of the Issuer. Elerphund Ventures and Ellerphund Capital may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures. Ellerphund Ventures affirmatively disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund Ventures, and Ellerphund Capital affirmatively disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund Ventures or Ellerphund Capital.

(4)	Includes shares acquired by Ellerphund IOPM pursuant to the Second Purchase Agreement (as defined in Item 3 above). Ellerphund III serves as the sole general partner of Ellerphund IOPM, but does not directly own any securities of the Issuer. Elerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures. Ellerphund IOPM affirmatively disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund IOPM, and Ellerphund III affirmatively disclaims beneficial ownership of any securities of the Issuer held by any Eller Person other than Ellerphund IOPM or Ellerphund III.

(5)	Includes shares acquired by Ellerphund Ventures pursuant to the Purchase Agreement (as defined in Item 3 above) and shares acquired by Ellerphund IOPM pursuant to the Second Purchase Agreement (as defined in

Item 3 above). Ellerphund Capital and Ellerphund III serve as the sole general partners of Ellerpund Ventures and Ellerphund IOPM, respectively, and Marc Eller is a Manager of each of Ellerphund Capital and Ellerphund III. Marc Eller affirmatively disclaims beneficial ownership of any securities of the Issuer held by any of Ellerphund Ventures, Ellerphund IOPM, Ellerphund Capital, Ellerphund III or Ryan Eller except to the extent of his pecuniary interest therein.

(6)	Includes shares acquired by Ellerphund Ventures pursuant to the Purchase Agreement (as defined in Item 3 above) and shares acquired by Ellerphund IOPM pursuant to the Second Purchase Agreement (as defined in Item 3 above). Ellerphund Capital and Ellerphund III serve as the sole general partners of Ellerpund Ventures and Ellerphund IOPM, respectively, and Ryan Eller is a Manager of each of Ellerphund Capital and Ellerphund III. Ryan Eller affirmatively disclaims beneficial ownership of any securities of the Issuer held by any of Ellerphund Ventures, Ellerphund IOPM, Ellerphund Capital, Ellerphund III or Marc Eller except to the extent of his pecuniary interest therein.
On the dates listed below, Ellerphund Ventures sold a total of 1,066,617 shares in the open market through a broker. The highest sales price received in connection with such sales was $0.20; the lowest was $0.120329; and the average was $0.178476.

Sale Date	Shares
11/9/2007	205,000
11/12/2007	228,300
11/13/2007	108,000
11/15/2007	25,317
11/16/2007	220,000
11/19/2007	20,000
11/20/2007	110,000
11/27/2007	50,000
12/5/2007	32,500
12/6/2007	67,500
Total Shares:	1,066,617
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
In connection with the Purchase Agreement, the Issuer entered into a Rights Agreement with certain investors, including Ellerphund Ventures, dated August 17, 2007, which provides for the registration of shares upon the occurrence of certain events. The Rights Agreement was amended by the parties thereto pursuant to an Amendment to Rights Agreement, dated August 27, 2007 (the “Amendment”). References to and descriptions of the Rights Agreement and the Amendment as set forth in this Item 6 are qualified in their entirety by reference to (i) the form of the Rights Agreement attached as an exhibit to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 23, 2007, and (ii) the form of Amendment attached to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2007, which documents are incorporated by reference in their entirety in this Item 6.
Other than as described in this Amended and Restated Schedule 13D, to the best of the knowledge of the Eller Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Form of Common Stock and Warrant Purchase Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit B:	Form of Rights Agreement between the Issuer and certain Investors, dated August 17, 2007, as amended on August 27, 2007 (Incorporated by reference to (i) Exhibit 10.41 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735) and (ii) Exhibit 10.43 to the Issuer’s Current Report on Form 8-K filed on October 30, 2007 (SEC File No. 000-49735)).

Exhibit C:	Form of Warrant, dated August 17, 2007 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit D:	Form of Common Stock Purchase Agreement between Issuer and certain Investors, dated January 31, 2008 (Incorporated by reference to Exhibit 10.46 to the Issuer’s Current Report on Form 8-K filed on February 13, 2008 (SEC File No. 000-49735)).

Exhibit E:	Agreement pursuant to 13d-1(k)(1) among the Eller Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     EXECUTED this 4th day of April, 2008.

Ellerphund IOPM, LP By: Ellerphund Capital III, LLC its general partner
By:	/s/ Ryan Eller
Ryan Eller, Manager

Ellerphund Capital III, LLC
By:	/s/ Ryan Eller
Ryan Eller, Manager

Ellerphund Ventures II, LP By: Ellerphund Capital II, LLC its general partner
By:	/s/ Ryan Eller
Ryan Eller, Manager

Ellerphund Capital II, LLC
By:	/s/ Ryan Eller
Ryan Eller, Manager

/s/ Marc Eller
Marc Eller

/s/ Ryan Eller
Ryan Eller

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A:	Form of Common Stock and Warrant Purchase Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit B:	Form of Rights Agreement between the Issuer and certain Investors, dated August 17, 2007, as amended on August 27, 2007 (Incorporated by reference to (i) Exhibit 10.41 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735) and (ii) Exhibit 10.43 to the Issuer’s Current Report on Form 8-K filed on October 30, 2007 (SEC File No. 000-49735)).

Exhibit C:	Form of Warrant, dated August 17, 2007 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit D:	Form of Common Stock Purchase Agreement between Issuer and certain Investors, dated January 31, 2008 (Incorporated by reference to Exhibit 10.46 to the Issuer’s Current Report on Form 8-K filed on February 13, 2008 (SEC File No. 000-49735)).

Exhibit E:	Agreement pursuant to 13d-1(k)(1) among the Eller Persons.